Exhibit (a)(1)(vi)

Form of Exchange Offer Reminder Notice

The Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Restricted Stock (the “Offer to Exchange”) will expire at 9:00 p.m., Pacific Time, on July 2, 2009, unless we extend the offer.

Remember that if you would like to participate in this offer, you must submit your properly completed election by mail, facsimile or e-mail by using the address, fax number or e-mail address as provided below on or before 9:00 p.m., Pacific Time, on July 2, 2009:

•	by regular mail or courier to CB Richard Ellis Group, Inc., 11150 Santa Monica Blvd., Suite 1600, Los Angeles, CA 90025, Attn: Option Exchange Administrator;

•	by facsimile to 310-405-8925, Attn: Option Exchange Administrator; or

•	by e-mail to optionexchange@cbre.com.

Only responses that are complete and actually received by the deadline will be accepted. If you have questions about the offer, or if you need additional copies of the offer documents, please direct them to:

CB Richard Ellis Group, Inc.

Attention: Option Exchange Administrator

11150 Santa Monica Blvd., Ste. 1600

Los Angeles, CA 90025

Phone: 310-405-8927

Fax: 310-405-8925

E-mail: optionexchange@cbre.com

Copies of these documents will be furnished to you promptly upon request at our expense.

This notice does not constitute the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for New Restricted Stock (referred to as the “Offer to Exchange”). The full terms of the offer are described in (1) the Offer to Exchange; (2) the memo from Laurence H. Midler, dated June 5, 2009; (3) the Election Form; and (4) the Withdrawal Form.